Exhibit 99.1

MaxsMaking Inc. Announces Receipt of Nasdaq Delisting Determination Notice

SHANGHAI, Jul. 23, 2026 /PRNewswire/ -- MaxsMaking Inc. (Nasdaq: MAMK) (“MaxsMaking” or the “Company”), a manufacturer of customized consumer goods with a focus on advanced technology and innovation, today announced that it received a Staff Delisting Determination (the “Staff Determination”), dated July 17, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that Nasdaq has determined to delist the Company’s securities.

Following a temporary trading suspension in the Company’s securities by the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2025, Nasdaq halted trading in the Company’s securities on December 2, 2025, and has now determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” Nasdaq believes that the ability for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and, therefore, delisting is consistent with the protection of investors and the public interest, and that it is appropriate to use its authority under IM-5101-4 to delist the Company’s securities from Nasdaq based on those factors that make the Company’s securities susceptible to manipulation.

The Company intends to request a hearing before an independent Hearings Panel pursuant to Nasdaq Listing Rule 5815. The hearing request will result in an automatic stay of any delisting or suspension action, pending the Hearings Panel decision; notwithstanding, the Company’s securities will remain in the trading halt pending the Hearing Panel’s decision.

About MaxsMaking Inc.

Founded in 2007 and headquartered in Shanghai, MaxsMaking Inc. specializes in customized consumer goods with a focus on advanced technology and innovation. With production facilities in China’s Zhejiang and Henan provinces, the Company integrates digital production, software development, product design, brand management, online sales and international trade to deliver small-batch textile customization services. Its products include backpacks, shopping bags, aprons, and other promotional items. Using sustainable materials and proprietary order management technologies, MaxsMaking delivers high-quality, cost-effective products while emphasizing environmental protection and social responsibility. For more information, please visit the Company’s website: https://ir.maxsmaking.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

MaxsMaking Inc.
Investor Relations
Email: ir@maxsmaking.com